Exhibit 6.2

AMENDMENT TO SHARE EXCHANGE AGREEMENT

This agreement (this “Agreement”) is made effective January 25, 2022, between Reborn Coffee Inc. (previously known as “Capax Inc.”, the “Company”), Andrew Weeraratne (“AW”) and each of the former shareholders of Reborn Global Holdings, Inc., a California corporation (“RB”), and together with AW and the Company, the “Parties” and each, a “Party”).

WHEREAS, the Parties previously executed a Share Exchange Agreement (“Merger Agreement”) on May 7, 2018; and

WHEREAS, Clause 8(d) (the “Clause”) of the Special Covenants of the Merger Agreement gave the original shareholders of the Company defined as “Pre-Merger Shareholders” therein, an anti-dilution right to maintain 5% ownership of the Company for a period of one (1) year following the date upon which the Company is approved for quotation or trading on the OTC Markets or a national exchange; and

WHEREAS, AW, on behalf of such Pre-Merger Shareholders, is willing to amend that Clause in order to facilitate an underwritten public offering that the Company is currently contemplating.

NOW THEREFORE, in exchange for good and valuable consideration, the receipt and sufficiency of which are hereby agreed to and acknowledged by the Parties, the Parties agree as follows:

1. In consideration for the rights set forth in Section 2, the Parties agree that the Clause shall be deleted in its entirety and have no legal force or effect, after the additional shares as stated on section 2 and section 3 have been issued to Pre-Merger Shareholders

2. In consideration for the voiding of the Clause, the Pre-Merger Shareholders shall be entitled to own, pro rata in accordance with their relative shareholdings as of the date of the Merger Agreement, that number of shares of common stock of the Company equal to 5% (50,591,131) of the total issued and outstanding common shares of the Company on June 3, 2021 (1,011,822,610), which is the date immediately prior to the effectiveness of the Notice of Qualification of Form 1-A by the Securities and Exchange Commission in connection with the Company’s Regulation A+ offering (the “Settlement Shares”). Therefore, as of the date hereof, in accordance with Exhibit A attached hereto, an additional 32,549,529 shares would be, and shall be, issued to the Pre-Merger Shareholders prior to the Company’s underwritten public offering with EF Hutton (the “IPO”).

3. In the event that the Company issues additional equity prior to the IPO, the amount of Settlement Shares shall be increased by such number equal to 5% of the number of the new equity issued prior to an IPO. For the avoidance of any doubt, upon the IPO closing, as long as the additional shares as stated on section 2 and section 3 have been issued to Pre-Merger Shareholders, no Pre-Merger Shareholder shall have any anti-dilution rights whatsoever.

4. After the issuance of all of the Settlement Shares to the Pre-Merger Shareholder, the Company will instruct the Transfer Agent to send AW a shareholder list reflecting such issuances.

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to Share Exchange Agreement on the date first set forth above.

REBORN GLOBAL HOLDINGS, INC.

By:	/s/ Jay Kim
Jay Kim, Chief Executive Officer
Reborn Global Holdings, Inc.
17809 Gillette Ave. Irvine, CA 92614

FORMER SHAREHOLDERS OF REBORN GLOBAL HOLDINGS, INC.:

By:	/s/ Jay Kim
Jay Kim

By:	/s/ Farooq M. Arjomand
Farooq M. Arjomand

By:	/s/ Kyung Bae Park
Kyung Bae Park

By:	/s/ Sehan Kim
Sehan Kim

AW ON BEHALF OF ALL PRE-MERGER SHAREHOLDERS:

By:	/s/ Andrew Weeraratne
Andrew Weeraratne